Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Coherix, Inc.

(Exact name of issuer as specified in its charter)

Delaware	38-3693744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr.

Ann Arbor, Michigan

(Mailing Address of principal executive offices)

(734) 922-4073

Issuer’s telephone number, including area code

COHERIX, INC.

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the (1) unaudited condensed consolidated financial statements and related notes thereto included in Item 3 of this report, and (2) the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2019 included in our Form 1-K. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited and in the opinion of management all adjustments necessary to make interim condensed consolidated statements of operations not misleading have been included.

Unless the context indicates otherwise, as used in this report, the terms “Coherix,” “we,” “us,” “our,” or “the company” refer to Coherix, Inc. and its subsidiaries taken as a whole, unless otherwise noted.

This report on Form 1-SA may contain forward looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Overview

The company was organized on October 30, 2003, under the laws of the State of Delaware. We have a wholly owned subsidiary in Singapore, Coherix Asia Pte. Ltd., to market Coherix semiconductor products in the Asia Pacific region, and a wholly owned subsidiary in Germany, Coherix Europe GmbH, to market Coherix products in Europe. We have a distribution agreement with Marubeni to market Coherix products in Japan. In March 2018, we began to operate a Chinese wholly foreign owned enterprise (“WFOE”) in Shanghai, China, Coherix China Inc., to market and distribute Coherix, Inc. products in China.

Since our incorporation in 2003, Coherix has been engaged primarily in the design and manufacturing of 3D machine vision products for the automotive, electronics and semiconductor industries. The company produces 3D machine vision solutions that provide “on-the-fly” inspections within tight tolerances. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to accelerate our revenue growth.

Results of Operations

The company’s operations include Coherix, Inc., and its wholly-owned subsidiaries which include Coherix Asia Pte. Ltd., located in Singapore, Coherix Europe GmbH, located in Germany, and, Coherix China Inc., located in Shanghai, China.

1

We derive revenues primarily from the sales of our products and software to be used in manufacturing plants. The company also has a revenue licensing agreement for usage of certain intellectual property.

The company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. In instances where a product has to be completed based on customer specifications, revenue is deferred until tested and approved by the customer. Service and machine rental revenue is generally recognized once services are performed or based on the rental term. In the case of contracts with milestones, the company recognizes revenue for contingent consideration earned from the achievement of a substantive milestone in the entirety in the period in which the substantive milestone is achieved. The company also has a revenue licensing agreement for usage of certain intellectual property. Licensing revenue from the usage of the intellectual property is recorded based upon a third party’s use of the property, on a licensing fee per item manufactured basis.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 outbreak as a pandemic, which continues to spread throughout the United States. While disruption is currently expected to be temporary, there is uncertainty around the duration. COVID-19 has been a highly disruptive economic and societal event that has affected our business and has a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, the company continued to run our manufacturing operations with modifications to work flows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our other locations which include enhanced daily cleaning and disinfection policies, implementing social distancing efforts and awareness throughout all locations. To date, we have not experienced any significant disruptions in our operations, supply chain or any delivery interruptions or delays.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However as of the date of this report, the company has experienced increased demand for its products, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Results of Operations for the Six Months Ended June 30, 2020 and June 30, 2019

Net Revenue

Net revenues were $7,104,400 for the six months ended June 30, 2020, an increase of 46% as compared with $4,860,200 during the six months ended June 30, 2019. Product revenues were $5,258,000 during the six months ended June 30, 2020, an increase of 58% compared with $3,334,700 for the same 2019 period driven by the growth in the Predator 3D sensor market.

License fee revenue was $1,682,800 during the six months ended June 30, 2020, an increase of 33% compared with $1,264,800 during the same 2019 period. This increase in license fee revenue was due primarily to improvement in the electronics industry versus the prior year, thereby resulting in higher-than-expected sales of the customer’s electronic assembly machines. Offsetting these increases, other revenue amounted to $163,600 during the six months ended June 30, 2020, a decrease of 37% compared with $260,700 for the same 2019 period due to a reduction in service revenue.

Cost of Revenue

Cost of revenue consists of material, labor and overhead related to our product revenue and increased from $1,180,400 for the six months ended June 30, 2019, to $1,734,900 for the six months ended June 30, 2020. This increase is primarily due to the increased product volume over the prior period. The company’s gross profit percentage based upon net revenue remained flat at 76% for the six months ended June 30, 2020 and 2019. The company’s gross profit percentage based upon product revenue, which excludes licensing revenue, improved to 67% for the six months ended June 30, 2020 from 65% for the same period in 2019.

2

Operating Expenses

Operating expenses decreased by approximately $8,700 to $4,387,500 for the first six months of 2020 compared to $4,396,200 during the first six months of 2019. Current year expense includes an increase in share-based compensation and royalties associated with Predator3D sales, which totaled approximately $284,000 during the six months ended June 30, 2020 (an increase of approximately $160,000 over the royalty expense recognized in the same 2019 period). Offsetting these increases are reductions in travel and entertainment expenses and reduced costs from not filling open positions.

 Operating Income (Loss)

The company generated operating income of $982,100 for the first six months of 2020, or 14% of net revenues as compared to an operating loss of $716,300 for the first six months of 2019, or (15%) of net revenues.

Interest Expense

Interest expense increased to $1,222,300 for the first six months of 2020 as compared to $1,215,000 for the first six months of 2019 due to increased long term debt amounts of $1,112,420. See “—Liquidity and Capital Resources.”

Net Income (Loss)

The company incurred a net loss of ($224,400) during the first six months of 2020, compared to a net loss of ($1,919,200) during the first six months of 2019.

Cash Flows for the Six Months Ended June 30, 2020 and June 30, 2019

Net Cash Provided by Operating Activities

For the six months ended June 30, 2020, net cash provided by operating activities was $2,282,400, an increase over the net cash provided in operating activities of $1,875,300 in the comparable 2019 period. Operating cash generation resulted from a net loss of ($224,400) adjusted for non-cash items of $1,244,100, primarily consisting of depreciation, share-based compensation, amortization of debt issuance costs and paid-in kind interest and net working capital changes of $1,262,700 generated primarily by an increase inventory levels and current liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was $5,700, a decrease over the net cash used of $25,000 for the comparable 2019 period representing the purchase of property and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six months ended June 30, 2020 was $916,100 as compared with $408,800 in the corresponding 2019 period. Net payments under line of credit agreements of $974,100, payments on long-term debt of $953,200 and capital lease obligations of $112,400, negatively impacted net cash flows from financing activities and were offset by the issuance of long-term debt of $1,112,400 and the exercise of stock options totaling $11,200.

Liquidity and Capital Resources

As of June 30, 2020, the company had cash on hand of $1,979,210. Funding for the company has come primarily from debt.

3

Line of Credit

As of June 30, 2020, the company had drawn down $1,023,300 under this line of credit. The line of credit is personally guaranteed by the company’s CEO. See Note 4 to the company’s unaudited condensed consolidated financial statements in the accompanying financial statements for further information.

Long-Term Debt Instruments

Since inception, the company has also funded its operations through the issuance of long-term debt instruments. At June 30, 2020, long-term debt amounted to $12,744,600 (net of unamortized debt issuance costs of $290,700), of which the current portion was $7,786,500. Convertible notes in the amount of $1,497,100 are past due. A promissory note with Volvo Group Venture Capital AB in the principal amount of $1,973,600 is past due and in default. See Note 6 to the company’s unaudited condensed consolidated financial statements in the accompanying financial statements for further information.

In April 2020, the company applied for relief through the Paycheck Protection Program (“PPP”) being administered under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) by the Small Business Administration in response to the COVID-19 pandemic. On May 1, 2020, the company received $642,000 in loan proceeds from the PPP. As of the date of this report, the amount received from the PPP that might convert into a grant has not been finalized and will help cover payroll costs during a portion of the COVID-19 pandemic.

On June 2, 2020, the company qualified for and received a loan pursuant to the Economic Injury Disaster Loan (“EIDL”) program, a program implemented by the SBA under the CARES Act, from a qualified lender (the “EIDL Lender”) for an aggregate principal amount of $150,000 (the "EIDL Loan"). The company also received a $10,000 advance (“EIDL Advance”) under the EIDL program. The EIDL Loan bears interest at a fixed rate of 3.75% per annum with monthly payments of $731 including interest beginning in June 2021, matures in 2050, and is secured by substantially all assets of the company. At June 30, 2020, the EIDL Loan is recorded as a promissory note in the consolidated balance sheets.

Sale Leaseback Program

The company has a sale leaseback program with North Coast Capital Corporation to fund demonstration equipment used to promote the company’s products. The company has three lease programs active with North Coast Capital Corporation with total balances due of $402,500 as of June 30, 2020 and monthly payments of $18,300.

Critical Accounting Policies

Our unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. We evaluate estimates used in preparation of our financial statements on a continual basis. There have been no significant changes to our critical accounting policies that are described in Note 2 to our consolidated financial statements included in the Coherix, Inc. Form 1-K for the year ended December 31, 2019.

Recent Accounting Pronouncements

Recent accounting pronouncements are described in Note 2 to the accompanying financial statements.

Item 2. Other Information

None.

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Item 3. Unaudited Interim Financial Statements

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Note)
ASSETS

CURRENT ASSETS
Cash	$1,979,210	$620,620
Accounts receivable
Trade, net	2,701,980	2,668,240
Related party, net	96,060	109,410
Inventories, net	1,425,780	1,984,700
Prepaid expenses and other	259,430	275,990

Total current assets	6,462,460	5,658,960

PROPERTY AND EQUIPMENT, NET	156,130	201,320

OTHER ASSETS
Deposits	232,770	232,770

TOTAL ASSETS	$6,851,360	$6,093,050

Note: The balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

See notes to unaudited condensed consolidated financial statements.

5

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Note)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Line of credit	$1,023,330	$1,997,390
Current portion of long-term debt	7,786,520	5,999,830
Current portion of deferred compensation	1,386,600	1,441,400
Current portion of capital lease obligations	254,040	254,040
Accounts payable – trade	393,440	330,780
Accounts payable – related party	96,610	104,110
Current portion of accrued interest	4,303,310	4,061,660
Deposits	675,570	52,270
Current portion of preferred dividends payable	220,230	186,770
Other accrued liabilities	769,810	925,170

Total current liabilities	16,904,460	15,353,420

LONG-TERM LIABILITIES
Long-term debt, less current portion	4,958,050	6,070,990
Long-term debt - contingent payment obligation	3,124,350	3,209,430
Deferred compensation, less current portion	1,128,620	1,128,620
Capital lease obligations, less current portion	148,500	218,500
Accrued interest, less current portion	3,328,950	3,341,230
Preferred dividends payable, less current portion	595,220	629,220

Total long-term liabilities	13,283,690	14,597,990

Total liabilities	30,188,150	29,951,410

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 30,000,000 authorized, and 13,279,822 and 13,195,947 shares issued and outstanding, respectively	13,280	13,200
Additional paid-in-capital	39,589,240	38,709,150
Notes and interest receivable – related parties	(1,556,640)	(1,445,050)
Accumulated deficit	(61,362,850)	(61,138,430)
Accumulated other comprehensive income (loss), net of income taxes of $-0-	(19,820)	2,770

Total stockholders’ deficit	(23,336,790)	(23,858,360)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$6,851,360	$6,093,050

Note: The balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

See notes to unaudited condensed consolidated financial statements.

6

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30,
	2020	2019
	(Unaudited)
Net revenue
Product revenue	$5,258,020	$3,334,690
Licensing revenue	1,682,780	1,264,840
Other	163,610	260,710

Total net revenue	7,104,410	4,860,240

Cost of product revenue	1,734,890	1,180,420

Gross profit	5,369,520	3,679,820

Operating expense	4,387,450	4,396,160

Income (loss) from operations	982,070	(716,340)

Other income (expense)
Interest income	1,770	1,730
Interest expense	(1,222,340)	(1,214,970)
Other income, net	22,950	2,640
Net gain (loss) on foreign currency transactions	(8,870)	7,730

Total other expense, net	(1,206,490)	(1,202,870)

Loss before income tax	(224,420)	(1,919,210)

Income tax expense	–	–

Net loss	$(224,420)	$(1,919,210)

COMPREHENSIVE INCOME (LOSS)

Net loss	$(224,420)	$(1,919,210)
Foreign currency translation adjustment, net of income taxes of $-0-	(22,590)	9,920

COMPREHENSIVE INCOME (LOSS)	$(247,010)	$(1,909,290)

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Six Months Ended June 30, 2020 and 2019 (unaudited)

	Common Stock		Additional	Notes and Interest Receivable –		Accumulated Other Comprehensive Income (Loss), Net	Total
	Number of Shares	Amount	Paid-in Capital	Related Parties	Accumulated Deficit	of Income Taxes	Stockholders’ Deficit

Balance, January 1, 2019	13,156,995	$13,160	$37,508,010	$(1,441,850)	$(58,950,090)	$(14,600)	$(22,885,370)

Share-based compensation	–	–	605,570	–	–	–	605,570

Exercise of stock options	4,000	–	1,000	(600)	–	–	400

Issuance of common stock	2,300	–	13,800	–	–	–	13,800

Net loss	–	–	–	–	(1,919,210)	–	(1,919,210)

Foreign currency translation adjustment, net of income taxes of $-0-	–	–	–	–	–	9,920	9,920

Other	–	–	–	(1,590)	–	–	(1,590)

Balance, June 30, 2019	13,163,295	$13,160	$38,128,380	$(1,444,040)	$(60,869,300)	$(4,680)	$(24,176,480)

	Common Stock		Additional	Notes and Interest Receivable –		Accumulated Other Comprehensive Income (Loss), Net	Total
	Number of Shares	Amount	Paid-in Capital	Related Parties	Accumulated Deficit	of Income Taxes	Stockholders’ Deficit

Balance, January 1, 2020	13,195,947	$13,200	$38,709,150	$(1,445,050)	$(61,138,430)	$2,770	$(23,858,360)

Share-based compensation	–	–	729,010	–	–	–	729,010

Exercise of stock options	31,875	30	11,130	–	–	–	11,160

Exercise of warrants	52,000	50	139,950	(110,000)	–	–	30,000

Net loss	–	–	–	–	(224,420)	–	(224,420)

Foreign currency translation adjustment, net of income taxes of $-0-	–	–	–	–	–	(22,590)	(22,590)

Other	–	–	–	(1,590)	–	–	(1,590)

Balance, June 30, 2020	13,279,822	$13,280	$39,589,240	$(1,556,640)	$(61,362,850)	$(19,820)	$(23,336,790)

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2020	2019
	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(224,420)	$(1,919,210)
Adjustments to reconcile net income (loss) to
net cash flows from operating activities:
Depreciation and amortization	63,810	59,790
Share-based compensation	729,010	605,570
Amortization of debt discount	177,690	177,690
Paid-in-kind interest	281,780	316,830
Net unrealized (gain) loss on foreign currency transactions	(6,650)	13,410
Non-cash interest income	(1,590)	(1,590)
Changes in assets and liabilities:
Accounts receivable	(45,550)	474,490
Inventories	552,670	632,920
Prepaid expenses and other current assets	57,850	28,190
Accounts payable	55,750	(145,920)
Accrued interest payable	229,360	230,920
Other accrued liabilities and deposits	473,440	35,340
Deferred compensation	(60,800)	(101,390)

Net cash provided by operating activities	2,282,350	407,040

INVESTING ACTIVITIES
Purchase of property and equipment	(5,680)	(25,000)

Net cash used in investing activities	(5,680)	(25,000)

FINANCING ACTIVITIES
Net payments under line-of-credit agreements	(974,060)	(254,090)
Payments on long-term debt	(953,210)	(496,410)
Proceeds from issuance of long-term debt	1,112,410	450,000
Proceeds from exercise of stock options for common stock	11,160	400
Proceeds from the issuance of common stock	–	13,800
Payments on capital lease obligations	(112,420)	(122,500)

Net cash used in financing activities	(916,120)	(408,800)

Effect of exchange rate changes on cash	(1,960)	150

NET CHANGE IN CASH	1,358,590	(26,610)

CASH, Beginning of Year	620,620	236,080

CASH, End of Year	$1,979,210	$209,470

See notes to unaudited condensed consolidated financial statements.

9

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended June 30,
	2020	2019
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$533,510	$489,530
Income taxes	$–	$–

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
Inventory that was transferred to equipment and placed in service as demo units	$13,920	$–
Notes receivable issued to exercise warrants for common stock	$110,000	$–
Long-term debt used to exercise warrants for common stock	$30,000	$–
Notes receivable issued to exercise stock options for common stock	$–	$600

See notes to unaudited condensed consolidated financial statements.

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COHERIX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND OPERATIONS

Coherix, Inc. and Subsidiaries (the “Company”) is primarily engaged in the design and manufacturing of 3-D vision process control solutions for the dispensing of adhesives and sealants for the automotive and automotive electronics industries in North America, Europe, and Asia. These solutions provide eyes with depth perception for robots, enabling customers to manage complex manufacturing processes and dispensing challenges.

The Company has incurred historical losses, and current liabilities exceed current assets at June 30, 2020, with the majority of the current liabilities tied to maturing long-term notes which have been a primary funding mechanism. The Company’s revenue increased during the six months ended June 30, 2020, however the Company incurred a net loss as operating expenses were impacted by increased royalties under the Predator Programs and share-based compensation.

On November 5, 2018, the Company filed an offering statement on Form 1-A with the Securities Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $15 million in common shares for a price of $6.00 per share. The offering statement was qualified by the SEC on February 11, 2020. As of December 31, 2019, the Company decided not to extend the Offering upon its expiration in February 2020. Due to the expiration of the Offering, the Company decided to postpone making its required filings under the Offering. As a result, the Company has been delinquent in its related SEC filings.

As of June 30, 2020, the Company holds certain liabilities that are in default or otherwise past due. These unsecured liabilities include notes payable, convertible notes payable, deferred compensation owed to employees, and accrued interest due to creditors and employees related to the aforementioned liabilities, all of which total approximately $8,900,000. Given the nature of these obligations, the Company has previously been successful in extending the maturity dates of these various instruments. As these items are unsecured, the Company does not anticipate that the creditors would take any action against the Company.

While the Company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the success of such measures. Management realizes that the combination of these uncertainties casts substantial doubt upon the Company’s ability to continue as a going concern within one year from issuance of these financial statements. In response, the Company plans to:

1.	Continue the recent initiatives to generate profitable growth leading to positive operating cash flow generation

2.	Continue efforts to extend maturing debt with shareholders

3.	Continue to pursue opportunities to complete a new long-term debt facility with a portion of the funds anticipated to retire maturing long-term notes

Having considered the above, management of the Company continues using the going concern basis in preparing the consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 1-SA. Accordingly, these financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

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In our opinion, the accompanying financial statements include all adjustments of a normal, recurring nature considered necessary for a fair presentation of our financial position as of June 30, 2020 and the results of operations for the six months ended June 30, 2020 and 2019. Results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Coherix, Inc. Form 1-K for the year ended December 31, 2019.

The consolidated financial statements for the six months ended June 30, 2020 and 2019 include the operating results of Coherix, Inc., and its wholly-owned subsidiaries for the six months ended June 30, 2020 and 2019. All significant intercompany balances, transactions and equity holdings have been eliminated in consolidation.

Use of Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In particular, the COVID-19 pandemic and the resulting impact to global economic conditions, as well as the Company, may affect future operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments, generally with an original maturity of three months or less, to be cash equivalents.

Accounts Receivable

The Company transacts business with companies on an open credit basis. The Company’s trade accounts receivable are generally uncollateralized. The Company carries its accounts receivable at the invoiced amount. The Company's policy is not to accrue interest on past due accounts receivable. The Company periodically reviews accounts receivable for collectability and establishes reserves for accounts when the Company considers amounts uncollectible. Balances that remain outstanding after the Company has used reasonable collection efforts are written off. Trade accounts receivable are stated net of an allowance for doubtful accounts of $65,760 and $63,540 at June 30, 2020 and December 31, 2019, respectively. Related party accounts receivable are stated net of an allowance for doubtful accounts of $32,620 at June 30, 2020 and December 31, 2019, respectively.

Inventories

Inventories consist of components used in manufacturing and assembling machines and are stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method. Maintenance, operating and office supplies are not inventoried, but are charged to expense when purchased. Management has deemed it impracticable to track inventories by classes of raw materials, work-in-process and finished goods. The reserve for potentially obsolete inventory totaled $197,270 as of June 30, 2020 and December 31, 2019, respectively.

Income Taxes

At June 30, 2020 and December 31, 2019, there were no uncertain tax positions for which a reserve or liability is necessary and no undistributed earnings of foreign subsidiaries as Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., each had an accumulated deficit.

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Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue is recognized in the amount in which the Company expects to be entitled when control of the goods is transferred to the customer. Control is generally transferred when the Company has a present right to payment, and title and the significant risks and rewards of ownership of the goods are transferred to its customers. The Company’s product revenues are recognized at the point in time when control transfers to the customer, which is upon shipment of goods.

Licensing revenue is recognized in the amount in which the Company expects to be entitled when customer usage of the Company’s certain intellectual property has occurred. The Company’s licensing revenues are recognized at the point in time when the Company’s intellectual property is used by a customer in their products and is based on a per unit sold basis. The Company earns revenue under one licensing contract with a customer which matures on March 28, 2022.

Estimates of variable consideration, which may include discounts, reduce the transaction price when it is probable that a customer will attain the sales incentive. The Company estimates variable consideration at the most likely amount it expects to receive. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with variable consideration is resolved. Cash payments received in advance for product sales are recorded as customer deposits.

Trade accounts receivable, net of allowance for doubtful accounts are $2,701,980, $2,668,240 and $2,197,470 at June 30, 2020, December 31, 2019 and 2018, respectively. Contract liabilities, which consist of deposits, totaled $216,440, $52,270 and $103,390 at June 30, 2020 and December 31, 2019 and 2018, respectively. Each of these balances were recognized as revenue in the subsequent year.

The Company has elected to account for shipping and handling as activities to fulfill the promise to transfer goods rather than separate performance obligations. The Company also has elected to expense sales commissions and similar costs to obtain contracts when incurred because the amortization period would be one year or less. These costs are recorded in other operating expenses.

Shipping and Handling

The Company classifies costs incurred by the Company for shipping and handling as cost of revenue.

Share-Based Compensation

Share-based compensation represents the cost related to stock-based awards granted to employees or consultants. The Company measures share-based compensation based on the estimated fair value of the award on the grant date, which is recognized as expense on a straight-line basis over the requisite service period for awards that vest over time. The Company estimates the fair value of stock options using the Black-Scholes valuation model. During the six months ended June 30, 2020, the Company granted 82,000 options with an exercise price of $4 per share. Also during the six months ended June 30, 2020, the Company granted 224,000 warrants with an exercise price of $6 per share to board members.

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Foreign Operations

Operations outside of the United States of America are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

The consolidated financial statements include the operations of Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc. Included in the consolidated statements of operations and comprehensive income (loss) are net revenue of approximately $1,340,000 and $1,878,000, and net loss of approximately ($189,000) and ($142,000), for the six months ended June 30, 2020 and 2019, respectively, which related to these foreign subsidiaries. The consolidated balance sheet included total assets of approximately $2,062,000 and $1,509,000 at June 30, 2020 and December 31, 2019, respectively, which related to these foreign subsidiaries.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) and all non-ownership changes in stockholders’ deficit. For the Company, comprehensive income (loss) for the six months ended June 30, 2020 and 2019 consists of net income (loss) and the foreign currency translation adjustment.

Recent Accounting Pronouncements – Not Yet Adopted

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” It removes certain exceptions to the general principles in ASC Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of ASC Topic 740 by clarifying and amending existing guidance. This guidance was effective annual reporting periods beginning after December 15, 2020. The Company is evaluating the impact that this standard will have on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which requires that all leases be reflected on the balance sheet as assets and liabilities for the rights and obligations created by these leases. For the Company, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and interim periods with fiscal years beginning after December 31, 2022. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”) which replaces the “incurred loss” credit losses framework with a new accounting standard that requires management’s measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. For the Company, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

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NOTE 3 – NOTES RECEIVABLE – RELATED PARTIES

At both June 30, 2020 and December 31, 2019, the Company had 33 notes receivable from stockholders with balances totaling $936,410. As these notes are no longer interest bearing, there was no interest income related to these notes for the six months ended June 30, 2020 and 2019. These notes can be extended at the Company’s option and are classified as a contra-equity item in stockholders’ deficit as they were issued to exercise stock options or warrants for common stock. The Company has the ability, and intends to, offset these notes receivable with deferred compensation liabilities owed to these related parties. At June 30, 2020 and December 31, 2019, accrued interest receivable related to these notes amounted to $295,070.

At June 30, 2020 and December 31, 2019, the Company had 14 and 13 notes receivable from stockholders with balances totaling $316,440 and $206,440, respectively. These notes were entered into during 2020, 2018 and 2017. One of these notes totaling $90,000 bears no interest; another note totaling $110,000 bears no interest; and 12 of these notes totaling $116,440 bear interest at 2.75%. These notes can be extended at the Company’s option and are classified as a contra-equity item in stockholders’ deficit as they were issued to exercise stock options or warrants for common stock. The Company has the ability, and intends to, offset these notes receivable with deferred compensation liabilities owed to these related parties. At June 30, 2020 and December 31, 2019, accrued interest receivable related to these notes amounted to $8,720 and $7,130. Related party interest income from these notes amounted to $1,590 for each of the six months ended June 30, 2020 and 2019.

NOTE 4 – LINE OF CREDIT

The Company is party to a credit agreement under which the Company may borrow up to $4,000,000. During 2019, the Company amended certain terms of this line and is now required to make monthly principal payments of $83,000 through June 2021. The Company may borrow on this line based on eligible accounts receivable, as defined in the credit agreement. The line is due on demand, with interest due monthly at prime plus 2% per annum, but never less than 7.5% (effective rate of 7.5% at June 30, 2020). The balance on the line was $1,023,330 and $1,997,390 at June 30, 2020 and December 31, 2019, respectively. The Company is required to pay an annual fee of 1% of the maximum allowable borrowings, a monthly maintenance fee ranging from 0.45% to 0.65% of the average outstanding monthly balance, an additional monthly maintenance fee of 0.55% of the average outstanding monthly balance of advances made on foreign accounts receivable, and a 2% fee of the maximum allowable borrowings in the event that the Company decides to exit the agreement prior to two years from the date of the agreement. The Company is required to pay interest and monthly maintenance fees on a $1,000,000 minimum outstanding balance. This line of credit is personally guaranteed by the chief executive officer of the Company, who is also a stockholder of the Company.

NOTE 5 – LONG-TERM DEBT

At June 30, 2020 and December 31, 2019, long-term debt consists of the following (all interest rates are per annum):

	June 30,	December 31,
	2020	2019
Convertible notes payable with principal, and interest ranging from 4% to 10%, due at maturity. These convertible notes are all past due and are unsecured. Approximately 23% of these notes are with related parties.	$1,497,090	$1,497,090

Note payable with principal payments of $200,000 plus 2.2% interest due quarterly starting December 31, 2015. The note is past due, in default and unsecured.	1,973,630	1,973,630

Related party notes payable with principal balances due at maturity, and 10% interest payable at various times, depending on each respective note. These notes were unsecured.	25,690	151,390

Notes payable with 4% interest due quarterly for the first two years, and principal and interest due quarterly during years three through seven. Maturity dates range from April 2022 to January 2024. These notes are unsecured. The balance of these notes is due to related parties.	91,260	143,170

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Related party notes payable with the principal balance due at maturity, and 16% interest due monthly. These notes mature in 2021 and are unsecured. Subsequent to June 30, 2020, these notes were extended to mature on various dates in 2023.	930,000	830,000

Notes payable with the principal balances due at maturity, and 4% interest due quarterly. Maturity dates vary through December 2023. These notes are unsecured.	2,500,000	2,500,000

Notes payable with the principal balances due at maturity, and 8% interest due monthly. These notes mature in 2021 and are unsecured. Approximately 80% of these notes are with related parties. Subsequent to June 30, 2020, the maturity dates of these notes were extended to dates ranging from 2024 to 2026.	3,230,360	3,230,360

Notes payable with the principal balance due at maturity and interest ranging from 12% to 12.5% due quarterly. 80% of these notes mature in December 2022, with the remainder maturing in 2023. These notes are secured by certain inventory and receivables. Approximately 85% of these notes are with related parties	1,577,780	867,780

SBA Paycheck Protection Program loan. The Company applied for forgiveness of this loan. See below for further discussion	642,410	–

SBA Economic Injury Disaster Loan. See below for further discussion.	160,000	–

Note payable with 10% interest payments due quarterly. Principal balance is due at maturity. The maturity date is September 2020. This note is collateralized by a licensing revenue contract.	404,220	404,220

Notes payable with principal balances due at maturity and 10% interest due monthly. These notes mature in July 2020 and are unsecured. Approximately 79% of these notes are with related parties.	–	190,000

Related party note payable with the principal balances due at maturity and 12.5% interest due quarterly through February 2020 and thereafter 12% interest due quarterly through maturity. This note matures in August 2020 and is secured by certain inventory and receivables.	–	500,000

Related party note payable with the principal balance due at maturity, and 12.5% interest due monthly. This note was paid off in March 2020.	–	27,500

Related party notes payable with principal and 12.5% interest due at maturity. These notes were paid off in 2020.	–	130,000

Related party notes payable with either principal balance due monthly and a balloon payment due at maturity, or the entire principal balance due at maturity. Interest at 10% interest was due monthly. These notes were unsecured.	–	89,580

Related party note payable with principal payments and 8% interest due monthly. This note matured in 2021.	2,780	4,440

	13,035,220	12,539,160
Less: unamortized debt discount	(290,650)	(468,340)
	12,744,570	12,070,820
Less: current portion of long-term debt	(7,786,520)	(5,999,830)

	$4,958,050	$6,070,990

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On April 30, 2020, the Company received a loan pursuant to the Paycheck Protection Program, a program implemented by the U.S. Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), from a qualified lender (the “PPP Lender”) for an aggregate principal amount of $642,410 (the "PPP Loan"). The PPP Loan is unsecured and guaranteed by the SBA. The principal amount of the PPP Loan is subject to forgiveness under the Paycheck Protection Program upon the Company’s request to the extent that the PPP Loan proceeds are used to pay expenses permitted by the Paycheck Protection Program, including payroll costs, covered rent, and covered utility payments incurred by the Company.

To the extent that all or part of the PPP Loan is not forgiven, the Company will be required to make principal and interest payments (1% per annum) on the unforgiven PPP Loan over a two-year amortization period commencing on the date on which the amount of forgiveness determined is remitted by the SBA to the lender. The terms of the PPP Loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events. The PPP Loan may be accelerated upon the occurrence of an event of default.

According to the rules of the SBA, the Company is required to retain PPP Loan documentation for six years after the date the loan is forgiven or repaid in full, and permit authorized representatives of the SBA, including representatives of its Office of Inspector General, to access such files upon request. Should the SBA conduct such a review and reject all or some of the Company’s judgments pertaining to satisfying PPP Loan eligibility or forgiveness conditions, the Company may be required to adjust previously reported amounts and disclosures in the financial statements. The Company believes it has substantially met its performance obligations.

On June 2, 2020, the Company qualified for and received a loan pursuant to the Economic Injury Disaster Loan (“EIDL”) program, a program implemented by the SBA under the CARES Act, from a qualified lender (the “EIDL Lender”) for an aggregate principal amount of $150,000 (the "EIDL Loan"). The Company also received a $10,000 advance (“EIDL Advance”) under the EIDL program. The EIDL Loan bears interest at a fixed rate of 3.75% per annum with monthly payments of $731 including interest beginning in June 2021, matures in 2050, and is secured by substantially all assets of the Company. At June 30, 2020, the EIDL Loan is recorded as a promissory note in the consolidated balance sheet.

In relation to the convertible notes payable, each creditor can convert the entire principal balance of its convertible note to shares of the Company’s common stock at conversion prices ranging from $2.50 to $6.25 per common share. As of June 30, 2020, the conversion prices and the related note face amounts are as follows:

Conversion Price at June 30, 2020	Face Amount of Notes

2.50	$322,290
4.55	825,000
5.00	50,000
6.25	299,800

$1,497,090

NOTE 6 – LONG-TERM DEBT - CONTINGENT PAYMENT OBLIGATION

The unsecured contingent payment obligation represents amounts payable for future royalty proceeds under the Predator Royalty Opportunity Pools (“the “Opportunity Pool”). As further discussed in Note 8, under this program, certain investors and employees with accrued interest, salary or consulting fee balances, agreed to forfeit their right to payment for the opportunity to enter the Opportunity Pool. The Company will be required to pay royalties under the Opportunity Pool through June 2026. This unsecured contingent payment obligation is treated as long-term debt. The Company’s repayment obligation is contingent upon the sale of the Predator product. The carrying value of the contingent payment obligation is $3,124,350 and $3,209,430 as of June 30, 2020 and December 31, 2019, respectively. During the six months ended June 30, 2020 and 2019, the Company paid $366,870 and $162,540, respectively under the contingent payment obligation. All of the contingent payment obligation is with related parties.

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NOTE 7 – ACCRUED INTEREST

Under the terms of the Company’s line of credit discussed in Note 4, long-term debt arrangements discussed in Note 5, deferred compensation arrangements, and certain accrued dividends, the Company has accrued interest. The current portion of accrued interest includes current and past due amounts and amounted to $4,303,310 and $4,061,660 as of June 30, 2020 and December 31, 2019, respectively. During the year ended December 31, 2019, the Company was successful in extending the maturity date for past due accrued interest to 2024. As a result, $3,328,950 and $3,341,230 of accrued interest is included in long-term liabilities as of June 30, 2020 and December 31, 2019, respectively.

At June 30, 2020, approximately $4,400,000 of the above accrued interest was no longer accruing compounded interest, and approximately $3,000,000 of accrued interest was accruing compounded interest at rates ranging from 4% to 10%. The remaining accrued interest is being paid in accordance with payment terms as described in Note 5.

As of June 30, 2020 and December 31, 2019, accrued interest owed to related parties totaled approximately $4,900,000 and $4,800,000, respectively. Interest expense to related parties totaled approximately $600,000 for the six months ended June 30, 2020 and 2019.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Concentration, Credit, and Market Risks

Revenue from the Company’s two largest customers accounted for approximately 63% and 35% of net revenue for the six months ended June 30, 2020 and 2019, respectively. Approximately 38% and 36% of accounts receivable is related to these customers at June 30, 2020 and December 31, 2019, respectively.

The Company sells its products and services in domestic and international markets. Ongoing credit evaluations of its customers are performed and, generally, the Company does not require collateral. Losses have historically been insignificant.

For the six months ended June 30, 2020 and 2019, approximately 72% and 71%, respectively, of net revenue is from customers located in foreign countries in North America, Europe, and Asia.

The Company from time to time may maintain cash balances with financial institutions in excess of insured limits. Management has deemed this as a normal business risk. Depository institutions are selected by management based on their review of the financial stability of the institutions.

Contingencies

From time to time, the Company could be involved in various litigation matters arising in the ordinary course of business. There are no matters, individually or in aggregate, that are currently material to the Company.

The Company records product liability legal expenses as operating expenses as those costs are incurred.

Predator Programs

As further described below, the Company will be required to pay royalties under the Predator Programs (the “Program”) through June 2026. The Program was established in 2015 and has been closed to new participants.

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Predator Royalty With Stock Investment Program

Under the Program, investors agreed to pay cash to purchase common stock with a right to receive royalties under the Program. Under the Program, two $2,000,000 pools were established for certain investors who acquire common stock for cash or through conversion of debt. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to investors based on each investor’s respective interest in each respective pool.

As of both June 30, 2020 and December 31, 2019, pool 1 was filled with $2,000,000 of common stock purchases, and pool 2 was filled with $332,870 of common stock purchases. The Company records royalty expense related to these pools when revenue from Predator product sales is earned. During the six months ended June 30, 2020 and 2019, the Company incurred royalty expense of $281,390 and $126,200, respectively, which is included in operating expense in the consolidated statements of operations and comprehensive income (loss).

Predator Team Member Pool

Also under the Program, one pool was established for employees as a bonus. Under this pool, each employee is entitled to 2% of the pool royalties. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, the pool is entitled to receive 0.125% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to employees at a rate of 2% of the pool per employee.

As of both June 30, 2020 and December 31, 2019, this pool was filled with 29 employees. The Company records royalty expense related to this pool when revenue from Predator product sales is earned. During the six months ended June 30, 2020 and 2019, the Company incurred royalty expense of $3,500 and $1,570, respectively, which is included in operating expense in the consolidated statements of operations and comprehensive income (loss).

Predator Royalty Opportunity Pools

Also under the Program, certain investors with accrued interest balances agreed to forfeit their right to payment for the opportunity to enter the Program. Under the Program, three pools of participating interests were created. Two $2,000,000 pools were established for investors and employees that agreed to forgive the accrued interest owed to them by the Company or convert a portion of salaries or consulting fees. Another $200,000 pool was established for employees that agreed to convert a portion of their salary. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales and the $200,000 pool is entitled to receive 0.5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to participants based on each participant’s respective interest in the respective pool.

As of both June 30, 2020 and December 31, 2019, pool 1 was filled with $2,000,000 of converted accrued interest, pool 2 was filled with $856,710 of converted accrued interest, converted salaries, and consulting fees, and pool 3 was filled with $199,520 of converted salaries. The obligation related to these pools is recorded as long-term debt – contingent payment obligation in the consolidated balance sheets. See Note 8 for further discussion.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to the definition of related parties under US GAAP, the Company also considers any shareholder to be a related party.

During the six months ended June 30, 2020 and 2019, the Company had product revenue from a related party through common ownership of approximately $20,700 and $45,150, respectively. The Company had no product revenue from its Chinese Affiliate during this time. Related to these transactions, the Company had net accounts receivable due from related parties totaling $98,710 and $107,780 at June 30, 2020 and 2019, respectively.

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The Company had accounts payable due to employees and related parties through common ownership totaling $96,610 and $104,110 at June 30, 2020 and December 31, 2019, respectively.

In addition, as discussed in Note 3, at June 30, 2020 and December 31, 2019, the Company had notes receivable and accrued interest due from stockholders. As discussed in Note 5, the Company had various notes payable and accrued interest due to stockholders. As discussed in Note 6, the Company had a contingent payment obligation due to stockholders.

As of both June 30, 2022 and December 31, 2021, pool 1 was filled with $2,000,000 of converted accrued interest, pool 2 was filled with $856,710 of converted accrued interest, converted salaries, and consulting fees, and pool 3 was filled with $199,520 of converted salaries. The obligation related to these pools is recorded as long-term debt – contingent payment obligation in the consolidated balance sheets. See Note 6 for further discussion.

NOTE 10 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to June 30, 2020, through December 6, 2020 the date the consolidated financial statements were available to be issued. Any effect of subsequent events on these consolidated financial statements has been included as appropriate.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the effect that the global situation is having on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its future results of operations, financial condition, or liquidity.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation, as amended (1)
2.3	Bylaws (2)
3.1	Amended and Restated Investors’ Rights Agreement, dated July 23, 2018, by and among Coherix, Inc., Xintai US Investment LLC and Dwight D. Carlson (1)
6.1	Technical Collaboration and License Agreement, dated March 28, 2012, by and between Coherix, Inc. and Panasonic Factory Solutions Co., Ltd., as amended (1)
6.2	Loan and Security Agreement dated August 19, 2016, between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (1)
6.3	Amendment No. 7 to Loan and Security Agreement dated March 13, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (3)
6.4	Amendment No. 8 to Loan and Security Agreement dated September 24, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (4)
6.5	Amendment No. 9 to Loan and Security Agreement dated November 7, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (5)

_____________________

(1)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference.

(2)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U filed February 20, 2019 and incorporated herein by reference.

(3)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U filed March 15, 2019 and incorporated herein by reference.

(4)	Filed as an exhibit to the Coherix,Inc. Current Report on Form 1-SA filed September 30, 2019 and incorporated herein by reference.

(5)	Filed as an exhibit to the Coherix, Inc. 2019 Annual Report on Form 1-K filed September 25, 2023 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, Michigan, on September 25, 2023.

Coherix, Inc.

By /s/ Dwight D. Carlson
Dwight D. Carlson, Chief Executive

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Dwight D. Carlson

Dwight D. Carlson, Chief Executive Officer,

Acting CFO

Date: September 25, 2023

/s/ Michael Schneider

Michael Schneider, Principal Accountant

Date: September 25, 2023

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